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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Combinatorx, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20010A103

(CUSIP Number)

Elizabeth Delaney
BVF Partners L.P.
900 North Michigan Avenue
Suite 1100
Chicago, Illinois 60611
(312) 506-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Biotechnology Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,942,199
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,942,199
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,942,199
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
13.	Percent of Class Represented by Amount in Row (11): 5.54%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. Biotechnology Value Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,352,900
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,352,900
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,352,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
13.	Percent of Class Represented by Amount in Row (11): 3.86%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons. BVF Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,834,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,834,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,834,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
13.	Percent of Class Represented by Amount in Row (11): 13.80%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. Investment 10, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 521,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 521,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 521,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
13.	Percent of Class Represented by Amount in Row (11): 1.49%
14.	Type of Reporting Person (See Instructions): OO

1.	Names of Reporting Persons. BVF Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,650,099
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,650,099
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,650,099
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
13.	Percent of Class Represented by Amount in Row (11): 24.69%
14.	Type of Reporting Person (See Instructions): PN, HC

1.	Names of Reporting Persons. BVF Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,650,099
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,650,099
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,650,099
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
13.	Percent of Class Represented by Amount in Row (11): 24.69%
14.	Type of Reporting Person (See Instructions): CO, HC

ITEM 1. Security and Issuer

This Schedule 13D/A relates to the common stock, par value $0.001 per share (the “Common Stock”) of Combinatorx, Incorporated, a Delaware corporation (“CRXX”). The principal executive office of CRXX is located at 245 First Street, Sixteenth Floor, Cambridge, MA 02142.

ITEM 2. Identity and Background

The persons filing this Statement, the persons enumerated in Instruction C of this Statement and, where applicable, their respective places of organization, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:

(a)  Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments, L.L.C., a Delaware limited liability company ("BVLLC"), Investment 10, L.L.C., an Illinois limited liability company ("ILL10"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc.") specialize in holding biotechnology stocks for investment purposes. Together, BVF, BVF2, BVLLC, ILL10, Partners and BVF Inc. are the "Reporting Persons." Mark N. Lampert, an individual, ("Lampert"), is the sole shareholder, sole director and an officer of BVF Inc.

(b)  The business address of BVF, BVF2, BVLLC, ILL10 and Partners is 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611. The business address of BVF Inc. and Lampert is One Sansome Street, 31st Floor, San Francisco, California 94104.

(c)  Partners is the general partner of BVF and BVF2, which are investment funds. Partners also is the manager of BVLLC, which is also an investment fund. ILL10 is a managed account, which Partners advises pursuant to an investment management agreement. BVF Inc. is an investment adviser to and general partner of Partners. For Lampert's occupation, please refer to (a) above.

(d)  During the last five years, none of the Reporting Persons or Lampert has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons or Lampert has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Lampert is a citizen of the United States of America. For the citizenship of each of BVF, BVF2, BVLLC, ILL10, Partners, and BVF Inc., please refer to (a) above.

ITEM 3. Source and Amount of Funds or Other Consideration

Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 1,942,199 shares of the Common Stock for an aggregate consideration of $4,650,379, (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 1,352,900 shares of Common Stock for an aggregate consideration of $3,278,151, (iii) manager of BVLLC, has purchased on behalf of such limited liability company an aggregate number of 4,834,000 shares of Common Stock for an aggregate consideration of $11,424,665, and (iv) investment adviser to ILL10, purchased on behalf of such limited liability company an aggregate of 521,000 shares of Common Stock for an aggregate consideration of $1,320,005. Each of BVF, BVF2, BVLLC and ILL10 purchased the shares held by it using its own working capital. No borrowed funds were used to purchase the Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4. Purpose of Transaction

The Reporting Persons met with the Chief Executive Officer of the Issuer on October 29, 2008.  During this meeting the Reporting Persons stated that, in their opinion, the Issuer should, as a first step, immediately downsize in order to preserve capital.  On November 4, the Issuer announced such a downsizing.

On November 5, 2008, the Issuer stated that it had cash, cash equivalents, restricted cash and short-term investments of $69.5 million, or $1.99/share, as of September 30, 2008, and expects to have $56.0-$62.0 million, or $1.60 - $1.78/share, at year end 2008.  Further, the Issuer stated that its remaining cash will "carry the company into 2011".

The Reporting Persons believe spending the Issuer's remaining cash on the development of its early-stage drug candidates, technology platform, and general corporate infrastructure is fundamentally flawed, especially in light of the current environment for raising additional capital.  The Reporting Persons believe that the company’s drug candidates are all high risk and are best developed (if at all) by larger companies with greater financial resources and a lower cost of capital.  By the time any of the company's products could be commercialized, or even definitively proven safe and efficacious, the Issuer's existing cash resources would be depleted.  The Reporting Persons believe that the investment community clearly lacks confidence in such a plan, as evidenced by the $0.61 per share closing price of the Issuer's common stock on November 6, 2008, reflecting only 31% of the company’s cash, cash equivalents, restricted cash and short-term investments as of September 30, 2008.

In lieu of the Issuer’s articulated plan, the Reporting Persons believe the Issuer should implement one of the following two plans:

1.  Return as much capital as possible to shareholders as soon as practical.  This would require an immediate further downsizing of the Issuer to a minimal possible level and monetizing its remaining drug candidates and other assets.

OR

2.  Committing now to a cash tender of any and all shares of common stock at a fixed price on a preset future date. (e.g., $1.00/share on June 1, 2009).  This would protect the downside risk of all shareholders while enabling the Issuer to continue to pursue its current business plan, if it so chooses.  If the Issuer is successful in executing its plan, and thereby "beating the tender", most shareholders will likely choose not to tender their shares and, accordingly, the Issuer would retain the corresponding tender proceeds.

The Reporting Persons look forward to continuing to work with the Issuer to effectuate one of these plans.

ITEM 5. Interest in Securities of the Issuer

The Reporting Persons’ percentage ownership of Common Stock is based on 35,036,138 shares being outstanding.

(a)           As of November 7, 2008, BVF beneficially owns 1,942,199 shares of Common Stock, BVF2 beneficially owns 1,352,900 shares of Common Stock, BVLLC beneficially owns 4,834,000 shares of Common Stock, ILL10 beneficially owns 521,000 shares of Common Stock and each of Partners and BVF Inc. may be deemed to beneficially own 8,650,099 shares of Common Stock, representing percentage ownership of approximately 5.54%, 3.86%, 13.80%, 1.49% and 24.69%, respectively.

(b)           Each of BVF, BVF2, BVLLC and ILL10 shares with Partners voting and dispositive power over the Common Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 8,650,099 shares of Common Stock they may be deemed beneficially to own with BVF, BVF2 and BVLLC, and ILL10.

(c)           Purchases of Common Stock within the last 60 days have been made by the following Reporting Persons:

			BVF	ILL10	BVF2	BVLLC		TYPE OF
Date of Transaction	Type of Securities	Price Per Share					EXCHANGE	TRANSACTION
09/19/08	Common Stock	4.0500	5,350	2,000	4,000	14,000	NASDAQ	SALE
10/06/08	Common Stock	0.7599	227,000	58,000	158,000	574,000	NASDAQ	PURCHASE
10/07/08	Common Stock	0.6557	188,000	47,000	130,000	472,000	NASDAQ	PURCHASE
10/08/08	Common Stock	0.6191	24,100	6,000	17,000	62,000	NASDAQ	PURCHASE
10/10/08	Common Stock	0.5985	13,300	3,000	10,000	35,000	NASDAQ	PURCHASE
10/13/08	Common Stock	0.6490	6,500	1,000	4,000	15,000	NASDAQ	PURCHASE
10/15/08	Common Stock	0.6500	169,000	43,000	117,000	426,000	NASDAQ	PURCHASE
10/16/08	Common Stock	0.6500	482,000	122,000	334,000	1,215,000	NASDAQ	PURCHASE
11/05/08	Common Stock	0.5997	42,400	11,000	30,000	108,000	NASDAQ	PURCHASE
11/06/08	Common Stock	0.5879	2,200	1,000	2,000	7,000	NASDAQ	PURCHASE
11/07/08	Common Stock	0.5767	26,700	7,000	18,000	65,000	NASDAQ	PURCHASE

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to the operating agreement of BVLLC, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of BVLLC, in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities and is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7. Material to be filed as Exhibits

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	November 10, 2008
BIOTECHNOLOGY VALUE FUND, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.*
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.*
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President
INVESTMENT 10, L.L.C.*
	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
			By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF PARTNERS L.P. *
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INC.*
	By:	/s/ Mark N. Lampert
Mark N. Lampert President

*The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated November 10, 2008, relating to the Common Stock of CRXX shall be filed on behalf of the undersigned.

BIOTECHNOLOGY VALUE FUND, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its investment manager
	By:	BVF Inc., its general partner
		By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF PARTNERS L.P.
By:	BVF Inc., its general partner
	By:	/s/ Mark N. Lampert
Mark N. Lampert President
BVF INC.
By:	/s/ Mark N. Lampert
Mark N. Lampert President